MICROMEM TECHNOLOGIES INC.

PROXY

PROXY SOLICITED BY THE MANAGEMENT OF THE COMPANY, for the Annual General and Special Meeting of Shareholders to be held on Friday, January 30, 2015. The undersigned shareholder of Micromem Technologies Inc. (the "Company") hereby appoints Joseph Fuda or, failing him, Dan Amadori or instead of either of them, ___________________ as proxy, with power of substitution, to attend and vote for the undersigned at the Annual Meeting of Shareholders of the Corporation to be held at the Albany Club, 91 King Street East, Toronto, Ontario, M5C 1G3, at 10:00 A.M. (Eastern time) on Friday, January 30, 2015, and at any adjournments thereof, and without limiting the general authority and power hereby given, the persons named above are specifically directed to vote as follows:

1.	For [ ] Withhold [ ]	To elect the Directors as nominated by Management of the Company.

2.	For [ ] Withhold [ ]	To reappoint Collins Barrow Toronto LLP Licensed Public Accountants, as auditors of the Company for the ensuing year and authorize the Directors to fix their remuneration.

3.	For [ ] Withhold [ ]	To amend the Stock Option Plan by increasing the number of common shares reserved for issuance under the Corporation’s Stock Option Plan.

TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE CORPORATION'S TRANSFER AGENT, TMX Equity Transfer Services, 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1, NOT LATER THAN 10:00 A.M., EASTERN TIME, ON Wednesday, January 28, 2015, OR DELIVERED TO THE CHAIRMAN OF THE MEETING AT THE BEGINNING OF THE MEETING.

This proxy revokes and supersedes all proxies of earlier date.

THIS PROXY MUST BE DATED.

DATED this _______ day ______________ of , 2015.

Name of Shareholder (please print): _______________________

Signature of Shareholder: ______________________________

Number of Common Shares Held: _________________________

NOTES

1.

The Shares represented by this proxy instrument will be voted. The proxy confers authority for the above named to vote in his discretion with respect to amendments or variations to the matters identified in the Notice of Meeting accompanying the proxy instrument or other matters which may properly come before the meeting.

2.

Each shareholder has the right to appoint a person to represent him or her at the meeting other than the person specified above. Such right may be exercised by inserting in the blank space provided the name of the person to be appointed, who need not be a shareholder of the Corporation.

3.	Please sign exactly as your name appears on the back of the proxy and date the proxy. If the shareholder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized.

4.	If the form of proxy is not dated in the space provided, it is deemed to bear the date of its mailing to the shareholders of the Corporation.

5.	If the shareholder appoints the person designated above as his proxy to attend and act at the said meeting:

	a)	the shares represented by the proxy will be voted in accordance with the instructions of the shareholder or any ballot that may be called for;

	b)	where the shareholder specifies a choice in the proxy with respect to any matter to be acted upon, the shares represented by the proxy shall be voted accordingly; and

	c)	IF NO CHOICE IS SPECIFIED WITH RESPECT TO THE MATTERS IDENTIFIED IN ITEMS NO. 1 THROUGH 3 ABOVE, THE PROXY WILL BE VOTED FOR SUCH MATTERS.